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                   Filed by Genzyme Corporation (Commission File No. 000-14680)
                          pursuant to Rule 425 under the Securities Act of 1933

                   Subject Company: Focal, Inc. (Commission File No. 000-23247)

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FOR IMMEDIATE RELEASE               MEDIA CONTACT:            INVESTOR CONTACT:
                                    --------------            -----------------

June 4, 2001                        Dan Quinn                 Catherine Forte
                                    617-591-5849              617-591-5881


                  GENZYME AND FOCAL ANNOUNCE PROGRESS ON MERGER

         CAMBRIDGE and FRAMINGHAM, Mass. - Genzyme Corp. and Focal, Inc. (Nasdaq: FOCL) announced today that the Securities and Exchange Commission (SEC) has declared effective the registration statement relating to Genzyme's purchase of Focal, and the merger of Focal's operations with Genzyme Biosurgery (Nasdaq:
GZBX).

         A proxy statement was mailed on June 1 to holders of Focal stock. The record date for Focal shareholders is May 25, 2001. Focal will hold a meeting of its shareholders to obtain the required approvals on June 29, 2001 at 10 a.m. at the offices of Hale and Dorr LLP, 60 State Street, Boston. Upon shareholder approval, the transaction is expected to close by the end of June.

         Genzyme currently holds 22 percent of Focal, and plans to acquire the remaining 78 percent in an exchange of Genzyme Biosurgery stock for Focal stock. The boards of directors of Genzyme Corp. and Focal have unanimously approved the merger, and certain long-term institutional shareholders with approximately 12.5 percent of Focal's outstanding shares have entered into an


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agreement to vote their shares to approve the merger. Under the terms of the merger agreement announced April 26, Focal shareholders will receive 0.1545 of a share of Genzyme Biosurgery stock for each share of Focal stock they hold.

         The acquisition will bring Genzyme Biosurgery world wide rights to FocalSeal(R)-L, which is used to seal air leaks that develop during lung surgery, and is being investigated for potential use in heart and general surgery. Genzyme also obtains Focal's extensive intellectual property in the area of synthetic biomaterials, and several promising products in development. The most advanced of these is FocalSeal(R)-S, which has been approved in Europe for use in sealing the dura during brain surgery, and has been approved for clinical trials in the United States.

         "We are very pleased with this transaction, which will expand Genzyme Biosurgery's leading role in the field of surgical biomaterials," said Duke Collier, president of Genzyme Biosurgery. "Focal's intellectual property and experience with synthetic biopolymers will complement our extensive work with natural biopolymers. We are well along with plans to integrate the businesses, and expect a smooth transition after the transaction closes."

         "We are excited to report that this merger continues on track," said Ronald S. Rudowsky, president and CEO of Focal. "We believe that this is a great opportunity for our shareholders to be a part of an organization with strong financial and technical resources, and a commitment to developing and marketing new biomaterial products."

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         Genzyme Biosurgery is a leader in the emerging market for sophisticated biotechnology products used to improve or replace surgery. Its portfolio of products is concentrated on two rapidly growing markets: orthopaedics and heart disease. Genzyme Biosurgery is developing a pipeline of biomaterials and biotherapeutics for these markets, as well as a group of biomaterials products designed to ameliorate the consequences of surgery. Genzyme Biosurgery is a division of Genzyme Corp.

         Focal, Inc. develops, manufactures and commercializes a proprietary platform polymer technology currently used for synthetic, absorbable, liquid surgical sealants, and being investigated for other purposes, including drug delivery and tissue engineering. In addition to its commercial surgical sealants for lung and neurological surgery, the company's FocalSeal-L surgical sealant is currently being developed for its potential use inside the body to seal leaks resulting from cardiovascular and gastrointestinal surgery.

                                      # # #

Genzyme(R) is registered trademark of Genzyme Corporation. Focal(R) and FocalSeal(R) are registered trademarks of Focal, Inc.

         This press release contains forward-looking statements based on Genzyme Corp.'s current expectations regarding the acquisition of Focal and the integration of Focal's business and operations into Genzyme's Biosurgery division, including without limitation statements about: the proposed Focal shareholder meeting to approve the acquisition, the approval of the acquisition by Focal's shareholders; the completion of the proposed acquisition by Genzyme, the date the acquisition will be completed; the expansion of the Focal's technology and the broadened biopolymer expertise of Genzyme Biosurgery following completion of the acquisition; and the integration of Focal's operations into the operations of Genzyme Biosurgery. Actual results may materially differ due to numerous factors, including: conditions in the financial markets relevant to the proposed acquisition; the need for Focal's shareholders to approve the acquisition; the operational integration associated with the combination of Focal's


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business and Genzyme Biosurgery's business; other risks generally associated with transactions of this type; the ability of Focal to continue to operate its business successfully prior to the completion of the acquisition; the ability of Genzyme Biosurgery to successfully commercialize its products and services; and the risks and uncertainties described in reports filed by Genzyme Corporation with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's 2000 Annual Report on Form 10-K. Genzyme Biosurgery Division Common Stock is a series of common stock of Genzyme Corporation. Therefore, holders of Genzyme Biosurgery Division Common Stock are subject to all of the risks and uncertainties described in the aforementioned reports relating generally to the holders of Genzyme Corporation common stock.

The information contained in this press release is not a substitute for the prospectus/proxy statement. Investors are urged to read that document because it will contain important information, including detailed risk factors. Focal mailed the proxy statement/prospectus describing the merger and the related transactions to Focal stockholders on or about June 1. The proxy statement/prospectus and other documents filed by Genzyme and Focal with the SEC may be obtained free of charge at the SEC's website (www.sec.gov) and from Genzyme or Focal by directing such requests to the respective contacts listed above.

Focal, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Focal's directors and executive officers can be found in the documents filed by Focal with the SEC. Certain directors and executive officers of Focal may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of Focal prior to the merger. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.

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Genzyme's releases are on the World Wide Web at http://www.genzyme.com. They are also available from Genzyme's fax-on-demand service at 1-800-436-1443 within the United States or 1-201-521-1080 outside the United States.